DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

August 18, 2010

VIA Courier and EDGAR

Sonia Gupta Barros, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010 CF/AD8
Washington, D.C. 20549

Re:	Cornerstone Healthcare Plus REIT, Inc. Registration Statement on Form S-11 Filed July 7, 2010 Commission File No. 333-168013

Dear Ms. Barros:

On behalf of Cornerstone Healthcare Plus REIT, Inc. (the “Company”) we acknowledge receipt of the Staff’s July 26, 2010 comment letter (the “Comment Letter”) regarding the above-referenced filing.  This letter provides responses to the Comment Letter, with responses keyed to the Staff’s numbered comments also reproduced below in bold.

General

1.  As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review.  Please confirm that you will amend the registration statement, as appropriate to reflect your responses to our comments on the Form 10-K.  In addition, please note that we will not be in a position to declare the amended registration statement effective until you have resolved all comments raised on the Form 10-K.

Response:  The Company received notice pursuant to a letter dated August 12, 2010 from Cicely LaMothe, Accounting Branch Chief of the Division of Corporation Finance, that the Staff has completed its review and that all outstanding comments regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 have been resolved.

Securities and Exchange Commission

2.  We note that you have requested confidential treatment for portions of exhibits 10.5 and 10.6 filed with your Form 10-Q for the period ended March 31, 2010.  We will respond to your request by separate letter.  Please note that we will not be in a position to declare the registration statement effective until we have cleared any comments on your confidential treatment request.

Response:  We acknowledge receipt of the Staff’s comment letter dated August 10, 2010 regarding the Company’s confidential treatment request.  We are currently preparing our response to that letter and understand that the Staff will not be in a position to declare the registration statement effective until the comments regarding the Company’s confidential treatment request have been cleared.

Undertakings, page II-5

3.  Please tell us why you have not included the undertakings requested by Item 20.D of Industry Guide 5.

Response:  We note that the Company has intentionally omitted certain undertakings applicable only to offerings subject to Securities Act Industry Guide 5 (“Guide 5”).  At the time the registration statement related to this follow-on public offering is declared effective, the Company will have successfully raised, allocated and invested substantial proceeds from the initial public offering of its common stock.  As a result, prospective investors in the registrant’s follow-on offering will have much more information regarding the nature and performance of the Company’s investments than was the case when the Company commenced its initial public offering and, therefore, the need for certain of the disclosures and undertakings prescribed by Guide 5 is significantly diminished.  Consistent the staff’s practice in comparable circumstances involving follow-on public offerings by real estate investment trusts that have been subject to Guide 5 in connection with their initial public offerings, the registrant requests that its follow-on offering pursuant to the registration statement under review be exempted from the requirements of Guide 5.

           The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002

Very truly yours, Robert H. Bergdolt